EXHIBIT 99.1

                      THE ARBORS AT WINDSOR LAKE APARTMENTS

                            Columbia, South Carolina

     On January 14, 1997, effective January 1, 1997, Cornerstone Realty Income Trust, Inc. ("Company") purchased The Arbors at Windsor Lake Apartments, a 228-unit apartment complex having an address of 8720 Windsor Lake Boulevard, Columbia, South Carolina ("Property").

     The Seller was unaffiliated with the Company. The purchase price was $10,875,000. At closing, the entire purchases price was borrowed under the Company's unsecured line of credit. The Company expects to repay such borrowed amount with the proceeds from the sale of additional Shares. Title to the Property was conveyed to the Company by limited warranty deed.

     Location. The following information is based in part upon information provided by the Columbia Chamber of Commerce.

     Columbia is the capital of South Carolina and the greater metropolitan area has a population of approximately 500,000 people. The largest employers in the area included federal, state and local governments, various financial services firms and the Army's Fort Jackson.

     Columbia is also the site of the University of South Carolina and various other smaller colleges. As a result of the reputation of the engineering program at the University of South Carolina, the city has recently become home to new businesses in various technical areas. Also, the medical school and teaching hospital at the University make Columbia the state's leader in the health care industry.

     The Property is in the northeast portion of the city and is located in an established residential area. The neighborhood also includes other multi-family developments and commercial and retail developments.

     The Property is near Interstate 77 and Interstate 20, which provide convenient access to all locations in the greater Columbia area. Downtown Columbia is an approximately 15-minute drive from the Property. The Property is approximately one mile from Fort Jackson.

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     Description  of the  Property.  The Property  consists of 228  garden-style apartments located in 11 buildings on approximately 14.5 acres of land. The buildings are a combination of two and three stories, and the Property was constructed in 1991.

     The Company believes the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $50,000 for repairs and improvements including landscaping, carpet replacement and clubhouse renovations.

     The Property offers six different unit types. The unit mix and rents being charged new tenants as of January, 1997 are as follows:

                                            Approximate
                                             Interior
Quantity               Type               Square Footage      Monthly Rental
--------               ----               --------------      --------------

   12            1 bedroom/1 bath               750               $510
   56            1 bedroom/1 bath               750                530
                      (front)

   22            2 bedrooms/2 baths             964                615
   88            2 bedrooms/2 baths             964                630
                       (front)

   10            3 bedrooms/2 baths            1184                725
   40            3 bedrooms/2 baths            1184                740
                       (front)

     The apartments provide a combined total of approximately 216,000 square feet of net rentable area.

     Leases at the Property are for terms of one year or less. Average rental rates for the past five years have generally increased gradually. As an example a three bedroom, two bath apartment rented for $710 in 1992, $710 in 1993, $725 in 1994, $725 in 1995, and $735 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $7.55, $7.55, $7.71, $7.71, and $7.81, respectively.

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     The  buildings  are  wood  frame  construction  on  concrete  slabs  with a combination of brick veneer and vinyl siding. Roofs are sloped fiberglass shingles on plywood.

     The Property features an outdoor swimming pool and hot tub, two lighted tennis courts, a fitness center, a car wash area and vacuum, a playground, 20 covered garages with electronic door openers, 40 extra storage units, a dry cleaning service and a resident executive center. The Property also has a clubhouse with a leasing office.

     Apartment units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each unit has a cable television hook-up and an individually controlled heating and air conditioning unit. Each kitchen has a refrigerator/freezer, electric range and oven, a dishwasher and a garbage disposal. Each unit also has a full-sized washer/dryer and some units have vaulted ceilings, lighted ceiling fans, mini blinds and large walk-in closets. There are natural gas fire places in 187 apartments units. The owner of the Property pays for cold water and sewer service. The tenants pay for their electricity and gas service, which includes heating, air conditioning, cooking, hot water and lights.

     There are at least four apartment properties in the area which compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Company estimates that occupancy in nearby competing projects now averages approximately 92%.

     According to information provided by the seller, physical occupancy at the Property averaged approximately 85% in 1992, 88% in 1993, 90% in 1994, 94% in 1995 and 94% in 1996. On January 1, 1997, the Property was 78% occupied. The tenants are a mix of white-collar workers, military personnel and students. Approximately 30% of the current residents are employed at Fort Jackson.

     The 1996 real estate taxes applicable to the Property were calculated as assessed value times 6% times 0.3019, and the real estate taxes for 1996 were calculated to be $120,083. The assessed value was $6,629,300. The basis of the depreciable residential real property portion of the Property (currently estimated at about $6,050,100) will be depreciated over 27.5 years on a straight line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be

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treated  for tax  purposes as  permitted  by the Code based on the nature of the expenditures.

     Before acquisition by the Company, the Property had been in bankruptcy for over one year. During that period it had been managed by three separate management companies. The Company believes that inefficient management resulted in a downturn in occupancy and rental income at the Property during such period. The Company does not believe that any factors which led to the Property being placed into bankruptcy will apply to the Company's ownership and operation of the Property.

     The Company believes that the Property is and will continue to be adequately covered by property and liability insurance.

     Material  Factors  Considered  in  Assessing  the  Property.   The  factors
considered by the Company to be relevant in evaluating the Property for acquisition by the Company included the following:

     1. The Company believes that the Columbia, South Carolina area will experience continued strong economic development and steady population increase, owing in part to its status as the capital of the state and the presence of the University of South Carolina, and that such development and increase will support stable occupancy rates and reasonable increases in rents at the Property.

     2. Based upon an engineering report and its own inspections, the Company believes that the Property is in good condition.

     3. The Property is conveniently located and proximate to area employers and shopping.

     The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be necessarily indicative of future operating results.

                              WESTCHASE APARTMENTS

                           Charleston, South Carolina

     On January 15, 1997, effective the same date, Cornerstone Realty Income Trust, Inc. (the "Company") purchased the Westchase Apartments, a 352-unit apartment complex having an address of One Westchase Drive, Charleston, South Carolina (the "Property").

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     The  Seller was  unaffiliated  with the  Company.  The  purchase  price was
$11,000,000. At closing, the entire purchase price was borrowed under the Company's unsecured line of credit. The Company expects to repay such borrowed amount with the proceeds from the sale of additional Shares. Title to the Property was conveyed to the Company by limited warranty deed.

     Location. The following information is based in part upon information provided by the Charleston Chamber of Commerce.

     The Charleston Metropolitan Statistical Area ("MSA") is comprised of Charleston, Berkeley and Dorchester Counties. The approximate population of the MSA is 570,000. Charleston County has approximately 330,000 residents, approximately 85,000 of which are in the city limits.

     The principal economic factors in the region are distribution and port facilities, the tourist industry, the medical community and the military.

     The Port of Charleston is the leading container cargo port in the southeast and on the entire east coast ranks second only to the combined ports of New York and New Jersey. BMW and NUCOR are two recent examples of companies that rely on the Port of Charleston.

     Tourism is a major factor in the area, with approximately five million visitors annually. Tourist attractions include the historic district of Charleston, beaches, golf courses, and restaurants. It is estimated that the total economic impact of the tourist industry in the region is $1.5 billion annually, accounting for approximately 34,000 jobs and approximately 14% of the total work force.

     Charleston is the home to the Medical University of South Carolina, which accounts for approximately 7,500 jobs. A total of approximately 16,000 persons are employed in the region's 10 hospitals.

     The United States Navy employs approximately 7,800 people in the region in installations such as Charleston Naval Weapons Station, Naval Hospital and Naval Command, Control and Ocean Surveillance Center in Service Engineering, East Coast Division. In addition, the Charleston Air Force Base employs over 5,400 people. From 1989 to 1996, Naval employment in the region dropped from 21% to 3% of total jobs. However, the region experienced a concurrent increase in jobs in other sectors.

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     The overall unemployment rate in the region is currently approximately 5%.

     The Property is located in the West Ashley region of Charleston. The immediate area consists of other multi-family housing, commercial and retail development and single-family housing. The Property is located near major shopping centers, schools and churches and is accessible from Interstate 26. The Property is within a 10-minute drive of the airport and approximately a 15-minute from downtown Charleston. Charleston's largest mall, the Citadel Mall, is located less than two miles from the Property and has four major anchor stores and approximately one million square feet of space. The Roper Hospital is located within one-half mile of the Property and the St. Francis Xavier Hospital is expected to relocate less than one-half mile from the Property.

     Description of the Property. The Property consists of 352 garden-style apartments located in 23 two-story buildings on approximately 30 acres of land. The Property was constructed in 1985.

     The Company believes that the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $352,000 for repairs and improvements including siding replacement and repair, painting, carpet replacement, roof replacement and clubhouse renovations.

     The Property offers many different unit types. The unit mix and rents being charged new tenants as of January, 1997 are as follows:

                                            Approximate
                                             Interior
Quantity               Type               Square Footage       Monthly Rental
--------               ----               --------------       --------------
   11               Efficiency                  407                 $425
   11            Efficiency LGLRUP              432                  425
   20                1/1 BWUP                   505                  445
   2               1/1 BWUPSLOC                 505                  445
   20                 1/1 WS                    505                  440
   2                1/1 WSSLOC                  505                  440
   20                1/1 BWUP                   617                  460
   2               1/1 BWUPSLOC                 617                  465


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                                          Approximate
                                            Interior
Quantity             Type                Square Footage    Monthly Rental
--------             ----                --------------    --------------
   25              1/1 BWFPUP                   617               475
   7               1/1 BWFPUP                   617               480
   1             1/1 BWFPSLOCUP                 617               480
   52                1/1 WS                     617               455
   3               1/1 WSSLOC                   617               455
   36              2/2 BWWDUP                   847               580
   8             2/2 BWWDUPSLOC                 847               580
   36             2/2 BWWDFPUP                  847               585
   8            2/2 BWWDFPUPSLOC                847               585
   72                2/2 WS                     847               565
   16              2/2 WSSLOC                   847               565

LGLR -- Large Living Room                       WS -- Window Seat
UP -- Upper Level                               FP -- Fireplace
BW -- Bay Window                                WD -- Washer/Dryer Connections
SLOC -- Special Location

     The apartments provide a combined total of approximately 248,000 square feet of net rental area.

     Leases at the Property are for terms of one year or less. Average rental rates for the past five years have both increased and decreased. As an example a two bedroom, two bath apartment rented for $470 in 1992, $475 in 1993, $440 in 1994, $480 in 1995, and $495 in 1996. The average effective annual rental per square foot at the Property for 1992, 1993, 1994, 1995 and 1996 was $7.28, $7.36, $6.82, $7.44, and $7.67, respectively.

     The buildings are wood frame construction on concrete slabs. The buildings have pitched composition shingled roofs. Exteriors are a combination of brick and horizontal wood siding.

     The Property has an outdoor swimming pool with sun deck, whirlpool, lighted tennis court, sand volleyball court, basketball court, car wash area with vacuum, three laundry facilities and a scenic lake with fountains. The Property also includes a clubhouse with a clubroom, entertainment bar,

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conversation  area and leasing office.  There is paved parking for approximately
616 vehicles.

     Apartments units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and baths, as well as cable television hook-ups and individually controlled heating and air conditioning units. Each unit has a kitchen passthrough/breakfast bar, pantry, walk-in closets, a linen closet and mini blinds. Some units also include a bay window with window seats, a wood burning fire place and washer/dryer connections. Each kitchen is equipped with a refrigerator/freezer, electric range and oven, dish washer and garbage disposal. The owner of the Property supplies cold water, sewer service and trash removal. The tenants pay for their electricity usage, which includes heat, air conditioning, cooking, hot water and lights.

     There are at least six apartment properties in the area which compete with the Property. All offer similar amenities and generally have rents that are higher when compared with those of the Property. Based on a recent telephone survey, the Company estimates that occupancy in nearby competing projects now averages approximately 94%.

     According to information provided by the seller, physical occupancy at the Property averaged approximately 97% in 1992, 93% in 1993, 95% in 1994, 95% in 1995 and 95% in 1996. On January 1, 1997, the Property was 97% occupied. The tenants are a mix of white-collar and blue-collar workers, students and retired persons. Most of the tenants are under the age of 35 and approximately half are believed to be single.

     The 1996 real estate taxes applicable to the Property were calculated as assessed value times 6% times 0.3219, plus a solid waste tax of $56 per apartment unit. The real estate taxes for 1996 were calculated to be $178,384. The assessed value was $9,236,000. The basis of the depreciable residential real property portion of the Property (currently estimated at about $7,581,000) will be depreciated over 27.5 years on a straight line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code.

     The Company believes that the Property is and will continue to be adequately covered by property and liability insurance.

     Material  Factors  Considered  in  Assessing  the  Property.   The  factors
considered by the Company to be relevant in evaluating

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the Property for acquisition by the Company included the following:

     1. The Company believes that the Charleston, South Carolina area will experience continued strong economic development and steady population increase, owing to a strong, diversified economy characterized by at least four major employment factors (port facilities, tourism, medical facilities and the military), and that such development and increase will support stable occupancy rates and reasonable increases in rents at the Property.

     2. Based upon an engineering report and its own inspections, the Company believes that the Property is in good condition.

     3. The Property is conveniently located and proximate to area employers and shopping.

     The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be necessarily indicative of future operating results.

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